UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. 3)*

Kitov Pharmaceuticals Holdings Ltd.
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

49803V107
(CUSIP Number)

May 24, 2016
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49803V107	13G	Page 2 of 6 Pages
1	NAME OF REPORTING PERSONS Sheer Roichman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,473,780 (*)
	6	SHARED VOTING POWER 621,020 (*)
	7	SOLE DISPOSITIVE POWER 2,473,780 (*)
	8	SHARED DISPOSITIVE POWER 621,020 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,094,800 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.93% (*)(**)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 78,762,741 Ordinary Shares outstanding as of May 20, 2016 (as provided by the Issuer in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 20, 2016).

Item 1.        (a)           Name of Issuer:

Kitov Pharmaceuticals Holdings Ltd.

(b)	Address of Issuer's Principal Executive Offices:

One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel

Item 2. (a)	Name of Person Filing:

Sheer Roichman

Haiku Capital Ltd.

(b)	Address of Principal Business Office:

Sheer Roichman – 7 Ofir St., Tel Aviv 6901407, Israel

Haiku Capital Ltd.– 7 Ofir St., Tel Aviv 6901407, Israel

(c)	Citizenship or Place of Incorporation:

Sheer Roichman – Israel

Haiku Capital Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, no par value per share

(e)	CUSIP Number:

49803V107

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein were beneficially owned as follows: (i) 221,020 Ordinary Shares beneficially owned by Haiku Capital Ltd. ("Haiku Capital"), a company wholly-owned by Mr. Roichman, (ii) options issued by the Issuer to Haiku Capital representing the right to purchase 400,000 Ordinary Shares, and (iii) 2,473,780 Ordinary Shares beneficially owned by Mr. Roichman.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2016

Sheer Roichman /s/ Sheer Roichman